Bratton Construction, LLC
Profit & Loss
January through August 2022

	Jan - Aug 22
Ordinary Income/Expense	
Income	
42600 · Construction Income	174,313.21
49900 · Uncategorized Income	5,781.98
Total Income	180,095.19
Cost of Goods Sold	
50000 · Cost of Goods Sold	3,018.48
50400 · Construction Materials Costs	-937.09
50800 · Equipment Rental for Jobs	644.02
53600 · Subcontractors Expense	18,948.53
53800 · Tools and Small Equipment	479.46
Total COGS	22,153.40
Gross Profit	157,941.79
Expense	
10000 · Employer Payroll Taxes	
10200 · WA Unemployement Taxes	25.00
10300 · Federal Unemployment Tax	114.00
Total 10000 · Employer Payroll Taxes	139.00
60000 · Advertising & Promotion	
60003 · Website Expenses	319.27
Total 60000 · Advertising & Promotion	319.27
60100 · Auto and Truck Expenses	
60200 · Auto Insurance	460.06
60100 · Auto and Truck Expenses - Other	752.79
Total 60100 · Auto and Truck Expenses	1,212.85
60400 · Bank Service Charges	25.00
62400 · Depreciation Expense	2,768.57
63300 · Insurance Expense	
63310 · General Liability Insurance	1,504.86
63360 · Worker's Compensation	580.00
63300 · Insurance Expense - Other	317.12
Total 63300 · Insurance Expense	2,401.98
64300 · Meals and Entertainment	60.57
64900 · Office Supplies	99.23
65000 · Office Expenses	
61700 · Computer Supplies & Software	100.00
66500 · Postage & Delivery	16.70
68000 · Storage Unit	450.00
Total 65000 · Office Expenses	566.70
66000 · Payroll Expenses	41,429.57
66700 · Professional Fees	
66600 · Accounting & Bookkeeping Fees	90.00
66705 · Attorney & Other Legal	4,469.50
66700 · Professional Fees - Other	245.25
Total 66700 · Professional Fees	4,804.75

Bratton Construction, LLC
Profit & Loss
January through August 2022

	Jan - Aug 22
67100 · Rent Expense	6,400.00
68100 · Telephone Expense	374.50
68604 · Internet Access	141.52
69800 · Uncategorized Expenses	3,238.06
Total Expense	63,981.57
Net Ordinary Income	93,960.22
Net Income	**93,960.22**

Bratton Construction, LLC
Balance Sheet
As of August 31, 2022

	Aug 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Beneficial State Bank Checking	-4,148.48
Beneficial State Bank Savings	170.28
1 · OnPoint	175,370.31
Total Checking/Savings	171,392.11
Accounts Receivable	
11000 · Accounts Receivable	202,189.29
Total Accounts Receivable	202,189.29
Other Current Assets	0.00
Total Current Assets	373,581.40
Fixed Assets	
15010 · Transportation equipment	22,139.37
15020 · Computer equipment	2,784.78
17000 · Accumulated Depreciation	-4,244.53
Total Fixed Assets	20,679.62
TOTAL ASSETS	**394,261.02**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	37,372.05
Total Accounts Payable	37,372.05
Credit Cards	
Beneficial State Bank	200.00
01 · Onpoint Credit Union	3,114.42
Total Credit Cards	3,314.42
Other Current Liabilities	
24000 · Payroll Liabilities	8,653.09
Total Other Current Liabilities	8,653.09
Total Current Liabilities	49,339.56
Total Liabilities	49,339.56
Equity	
100000 · Owners Draw	-200.00
32000 · Retained Earnings	251,161.24
Net Income	93,960.22
Total Equity	344,921.46
TOTAL LIABILITIES & EQUITY	**394,261.02**

Bratton Construction, LLC
Statement of Cash Flows
January through August 2022

	Jan - Aug 22
OPERATING ACTIVITIES	
Net Income	93,960.22
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	24,285.29
20000 · Accounts Payable	14,489.73
Beneficial State Bank	200.00
01 · Onpoint Credit Union	2,750.13
24000 · Payroll Liabilities	4,249.31
Net cash provided by Operating Activities	139,934.68
INVESTING ACTIVITIES	
17000 · Accumulated Depreciation	2,768.57
Net cash provided by Investing Activities	2,768.57
FINANCING ACTIVITIES	
100000 · Owners Draw	36,642.52
32000 · Retained Earnings	-25,538.61
34025 · Adjustment to retained earnings	-11,303.91
Net cash provided by Financing Activities	-200.00
Net cash increase for period	142,503.25
Cash at beginning of period	28,888.86
Cash at end of period	**171,392.11**